Exhibit 99.1

VivoPower International PLC Confirms Dates for Full Year Results and Earnings Conference Call, Launches New Company Logo and Website

LONDON, July 15, 2020

VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to confirm that it will announce full year results for the year ended June 30, 2020 on Monday, August 24, 2020 at 09:00 EDT / 14:00 BST.

The Company also confirmed that Kevin Chin, Executive Chairman, will host an earnings conference call on Monday, August 24, 2020 at 16:30 EDT /21:30 BST, alongside other key leaders of VivoPower.

VivoPower has also released the Company’s new logo and updated website at www.vivopower.com.

About VivoPower

VivoPower is an international solar and critical power services company, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Contact

Investor Relations

shareholders@vivopower.com